May 13, 2016

Via EDGAR and Overnight Delivery
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3720

Attention:	Kathleen Collins
Melissa Kindelan

Re:	GoDaddy Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015 Filed March 3, 2016
Form 8-K Filed February 17, 2016 (File No. 001-36904)

Ladies and Gentlemen:
On behalf of our client, GoDaddy Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated May 5, 2016, relating to the above referenced Form 10-K for the Fiscal Year Ended December 31, 2015 filed on March 3, 2016 and the Form 8-K filed on February 17, 2016 (File No. 001-36904).
In this letter, we have recited the comments from the Staff in bold and italicized type and have followed each comment with the Company’s response. References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

U.S. Securities and Exchange Commission
May 13, 2016

Form 10-K for the Fiscal Year Ended December 31, 2015

Key Metrics

Adjusted EBITDA, page 56

1.
You disclose that adjusted EBITDA is a measure of your performance aligning your bookings and operating expenditures and is the primary metric used to evaluate the profitability of the business. We note that this measure includes adjustments for the changes in deferred revenue and prepaid and accrued registry costs. Adjusting for changes in deferred revenue results in presenting revenue that is not earned. Similarly, your adjustment for prepaid domain name registry fees, registry deposits and registry payables results in presenting costs that have not yet been incurred. Please tell us how this measure, as presented, is consistent with your business model or revise to remove these adjustments from your adjusted EBITDA calculations. We refer you to Item 10(e)(ii)(E) of Regulation S-K.

RESPONSE TO COMMENT 1: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has reviewed Item 10(e)(1)(ii)(E) of Regulation S-K. The Company advises the Staff that Adjusted EBITDA is a supplemental measure of our performance aligning our bookings and operating expenditures, and is the primary metric management uses to evaluate the profitability of our business. This measure is also consistent with how the Company’s Board of Directors, majority stockholders and third party analysts covering the Company evaluate the business.

The Company acknowledges that deferred revenue is not “earned” and deferred costs are not “recognized” at the time of sale under currently applicable accounting rules. The Company respectfully advises the Staff that, as a result of its business model, payment is typically collected in full at the time of sale and revenue is generally deferred and recognized ratably over the term of its customer contracts. The Company believes the change in deferred revenues represents an important component of the ongoing performance of its business because payment has been collected in full and sales are generally not refundable after 30 days for annual subscriptions and after 48 hours for all other product terms. The Company further believes the change in prepaid and accrued registry fees represents an important component of the ongoing performance of its business because at the time of a domain sale, we also incur the obligation for the domain name registry fees associated with the customer contract, which are deferred and recognized over the term of the applicable contract and are generally not refundable to the Company after 5 days. We therefore adjust net loss for changes in deferred revenue and changes in the associated prepaid and accrued registry costs to align these amounts with our other operating costs, which are generally recognized as period costs, and to provide an important supplemental comparison of our ongoing performance from period to period.

U.S. Securities and Exchange Commission
May 13, 2016

The Company believes references to Adjusted EBITDA do not use “titles or descriptions of non-GAAP financial measures that are the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures” as prohibited by Item 10(e)(1)(ii)(E) of Regulation S-K.  The Company consistently describes this non-GAAP financial measure as Adjusted EBITDA and accompanies it with clear explanations of all adjustments.  The Company believes inclusion of the word “Adjusted” indicates to investors and third party analysts that there are adjustments made by the Company to traditional EBITDA, and that these adjustments are important to fully understand this performance measure.  The Company believes it has clearly disclosed the fact that these adjustments include the change in deferred revenue and the change in prepaid and accrued registry costs.  Nevertheless, the Company respectfully acknowledges the Staff’s comment and to enhance the transparency of the adjustments made to traditional EBITDA in this non-GAAP financial measure, the Company proposes in future filings to amend its disclosures regarding Adjusted EBITDA as follows (proposed additions and deletions have been notated with underlines and strikethroughs, respectively):

Our non-GAAP financial measures have limitations as analytical tools and you should not consider them in isolation or as a substitute for an analysis of our results under GAAP. There are a number of limitations related to the use of these non-GAAP financial measures versus their nearest GAAP equivalents. First, total bookings and adjusted EBITDA are not substitutes for total revenue and net loss, respectively. Second, these non-GAAP financial measures may not provide information directly comparable to measures provided by other companies in our industry, as those other companies may calculate their non-GAAP financial measures differently, particularly related to adjustments for acquisition accounting and non-recurring expenses. Third, adjusted EBITDA includes both deferred revenues that have not yet been earned and prepaid and accrued registry costs that have not yet been recognized under GAAP. ~~Third~~ Fourth, adjusted EBITDA excludes certain recurring expenses that have been and will continue to be significant expenses of our business.

Adjusted EBITDA. Adjusted EBITDA is a non-GAAP financial measure of our performance aligning our bookings and operating expenditures, and is the primary metric management uses to evaluate the profitability of our business. We calculate adjusted EBITDA as net loss excluding depreciation and amortization, interest expense (net), provision (benefit) for income taxes and adjustments to the TRA liability, equity-based compensation expense, change in deferred revenue including the impact of realized gains or losses from the hedging of bookings in foreign currencies, change in prepaid and accrued registry costs, acquisition and sponsor-related costs and a non-recurring reserve for sales taxes. Acquisition and sponsor-related costs include (i) retention and acquisition-specific employee costs, (ii) acquisition-related professional fees, (iii) adjustments to the fair value of contingent consideration, (iv) costs incurred under the transaction and monitoring fee agreement with the Sponsors, which was terminated in connection with the IPO, (v) costs incurred under the executive chairman services agreement, which was terminated in connection with the IPO, (vi) costs associated with consulting services provided by KKR Capstone and (vii) the loss incurred on the extinguishment of the $300.0 million senior note. As a

U.S. Securities and Exchange Commission
May 13, 2016

result of our business model, we typically collect payment in full at the time of sale and generally recognize revenue ratably over the term of our customer contracts. At the time of a domain sale, we also incur the obligation in full for the domain name registry fees associated with the customer contract. As a result, sales to customers increase our deferred revenue and prepaid and accrued registry costs. We therefore adjust net loss for changes in deferred revenue, which have not yet been earned under GAAP, and changes in the associated prepaid and accrued registry costs, which have not yet been recognized under GAAP, to facilitate an important comparison of our ongoing performance from period to period.

Notes of Consolidated Financial Statements

2.
Your disclosures on page 68 note that your Credit Facility contains covenants restricting your subsidiaries’ ability to make payments including dividends and distributions. Please tell us how you considered the guidance in Rule 4-08(e)(3) of Regulation S-X to disclose the nature and amount of significant restrictions on the ability of subsidiaries to transfer funds to the parent through intercompany loans. Also tell us how you considered whether condensed financial information of GoDaddy, Inc. only should be disclosed pursuant to Schedule I under Rule 5-04 and Rule 12-04 of Regulation S-X.

RESPONSE TO COMMENT 2: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has considered the guidance in Rule 4-08(e)(3) of Regulation S-X, which requires certain disclosures in the event that restricted net assets of consolidated subsidiaries and equity method investees exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year. In its consideration, the Company evaluated the covenants in the Credit Facility that restrict its subsidiaries’ ability to make certain restricted payments, including dividends and distributions. These restrictions are subject to a number of exceptions, including but not limited to the following:

•	The payment of dividends to the Company of up to 6.00% per annum of the net cash proceeds received by or contributed to Desert Newco LLC from a public offering of the Company’s shares;

•
Certain payments in an aggregate amount not to exceed the greater of $80,000,000 and 30.0% of Consolidated EBITDA (as defined in the Credit Facility) for the most recent applicable period (calculated as set forth in the Credit Facility); and

•	Other payments, provided that after giving effect to such payments, the Consolidated Total Debt to Consolidated EBITDA Ratio is equal to or less than 4.00:1.00.

U.S. Securities and Exchange Commission
May 13, 2016

These exceptions alone, without considering any of the other exceptions, carve-outs and permitted payments under the Credit Facility, provide Desert Newco LLC the ability to make certain restricted payments (including dividends and distributions) in excess of $800 million to the Company, with no requirement for any lender or other third party consent. As a result, at least $800 million of Desert Newco LLC’s net assets were deemed unrestricted pursuant to Section 4-08(e)(3) of Regulation S-X as of the end of the most recently completed fiscal year. Accordingly, the Company determined the restricted net assets of its subsidiaries and equity investees did not exceed 25% of its consolidated net assets of approximately $426 million as of the end of the most recently completed fiscal year.

Furthermore, the Credit Facility’s restrictions on certain investments (such as loans or advances) specifically exclude intercompany loans, advances and indebtedness with a term less than 364 days made in the ordinary course of business, meaning that the Company does not require the consent of a third party in order to make such intercompany loans or advances.

The Company also evaluated other agreements that could potentially restrict the ability of its subsidiaries to transfer funds to the Company without the consent of a third party. No other conditions exist that would cause the restricted net assets of its subsidiaries and equity investees to exceed 25% of its consolidated net assets of approximately $426 million as of the end of the most recently completed fiscal year.

Accordingly, the Company determined it was not required, pursuant to Rule 4-08(e)(3) of Regulation S-X, to disclose in the notes to the consolidated financial statements included in the Form 10-K the nature and amount of the restrictions on subsidiaries to transfer funds to the parent through intercompany loans, and it was not required to provide condensed financial information of GoDaddy, Inc. only pursuant to Schedule I under Rule 5-04 and Rule 12-04 of Regulation S-X. The Company will assess whether condensed financial information of GoDaddy, Inc. only is required in future periods in response to any changes in the relevant facts and circumstances.

Form 8-K filed February 17, 2016

3.
Please explain further how your calculation of unlevered free cash flow supports your assertion that this is as a performance measure. For example, your reconciliation begins with net cash provided by operating activities and excludes various items that will require cash settlement. As this appears to be a liquidity measure, please revise your disclosures to explain how this measure provides useful information to investors regarding the company’s liquidity and financial condition. Alternatively, if you continue to believe that unlevered free cash flow should be considered a performance measure, please revise to reconcile this measure to the most directly comparable GAAP measure, net income (loss) and explain further how this is useful as a performance measure. We refer you to Item 10(1)(i)(B) and C) of Regulation S-K.

U.S. Securities and Exchange Commission
May 13, 2016

RESPONSE TO COMMENT 3: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has reviewed Item 10(e)(1)(i)(B) and (C) of Regulation S-K and believes its disclosures should refer to unlevered free cash flow as a liquidity measure. In its earnings releases, such as the earnings release furnished to the Commission on Form 8-K under Item 2.02 and 9.01 on February 17, 2016, the Company has included a reconciliation to operating cash flow and a description of the reasons why management believes the presentation of this measure provides useful information to investors regarding its financial condition and cash flows. In future earnings releases, the Company will clarify that it views unlevered free cash flow as a liquidity measure rather than a performance measure, with the following proposed disclosure (proposed additions and deletions have been notated with underlines and strikethroughs, respectively):

Unlevered Free Cash Flow. Unlevered free cash flow is a measure of our ~~performance~~ liquidity used by management to evaluate the amount of cash generated by our business prior to the impact of our capital structure and after tax distributions required by Desert Newco LLC's limited liability company agreement and purchases of property and equipment, such as data center and infrastructure investments, that can be used by us for strategic opportunities and strengthening our balance sheet. Unlevered free cash flow excludes certain charges that will be settled in cash, such as payments for interest on our long-term debt, acquisition and sponsor-related costs and tax distributions. ~~However, g~~ Given our debt obligations, unlevered free cash flow does not represent residual cash flow available for discretionary expenses.

**

The Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding this letter to the undersigned at (650) 565-3765 or aspinner@wsgr.com, or to my colleague, Jeffrey D. Saper, at (650) 320-4626 or jsaper@wsgr.com.

U.S. Securities and Exchange Commission
May 13, 2016

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Allison B. Spinner

Allison B. Spinner

cc:	Blake J. Irving Nima Kelly GoDaddy Inc.

Jeffrey D. Saper
Wilson Sonsini Goodrich & Rosati, P.C.